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Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2003

May 7, 2004

Table of contents

Annual Information Form for the year ended December 31, 2003

Documents Incorporated by reference

        The documents in the table below contain information that is incorporated by reference into this annual information form. (AIF)

Documents	Where they are incorporated in this Annual Information Form
2003 Annual Report—management's discussion and analysis, pages 15 to 29	Item 6
Consolidated Financial Statements, pages 31 to 69	Item 6

        In this Annual Information Form, the terms "We", "Us", "Our", and "Cascades" refer to Cascades Inc., its subsidiaries and joint ventures. All dollar amounts are expressed in Canadian dollars, unless stated otherwise. The information in this AIF is as of May 7 2004, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Forward-Looking Statements

        Securities laws encourage companies to disclose forward-looking information so that investors can better understand the company's future prospects and make informed investment decisions.

        Certain statements in this notice or in documents incorporated by reference are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in the relative values of certain currencies, fluctuations in selling prices, adverse changes in general market and industry conditions. (See Business risks).

Annual Information Form
For the year ended
December 31, 2003

Item 2—Corporate Structure

2.1   Name and Incorporation of the Company

        Cascades Inc. (hereinafter referred to as "Cascades" or the "Company") was incorporated under the name Paper Cascades Inc./Cascades Paper Inc. under the laws of the Province of Quebec by letters patent issued on March 26, 1964. Supplementary letters patent were issued on March 11, 1968, July 4, 1979 and October 19, 1979 to amend the authorized capital stock and the restrictions and privileges attached to certain classes of shares of the Company.

        Cascades was continued under the name Cascades Inc. under Part 1A of the Companies Act (Quebec) by Certificate of Continuance dated October 26, 1982. Certificates of Amendment were issued on July 5, 1984, September 16, 1985 and May 13, 1986 to permit the subdivision of the Company's Common Shares, as well as on July 15, 1992, July 24, 1992, December 17, 1992 and July 20, 1993 in order to modify the authorized share-capital and the restrictions and privileges of certain classes of shares of the Company.

        On December 30, 2003, in accordance with Article 123.129 of the Companies Act (Québec), Cascades, by simplified amalgamation, merged with 9135-2591 Québec Inc., a wholly owned subsidiary of the Company. The articles of amalgamation and schedules as well as the composition of the Board of Directors of the new company following the amalgamation are exactly the same as those of Cascades Inc. prior to the amalgamation.

        As at December 31, 2003, the Company had outstanding 81,731,387 Common Shares.

        The head office and corporate offices of Cascades are located at 404 Marie-Victorin Blvd., Kingsey Falls, Québec, J0A 1B0. Cascades also has administrative offices located at 772 Sherbrooke West, Suite 100, Montréal, Québec, H3A 1G1.

2.2   Intercorporate Relationships

        The following list sets out the corporate structure of Cascades Inc. and its principal subsidiaries and joint ventures, their respective jurisdiction of incorporation and the percentage of voting rights held as of January 1, 2004:

Corporate Name	Jurisdiction of Incorporation	% of the Voting Common Shares held by the Company
Cascades Canada Inc.	Canada	100%
Cascades Fine Papers Group Inc.	Canada	100%
Cascades GPS S.A.S.	France	100%
Cascades S.A.	France	100%
Cascades Transport Inc.	Canada	100%
Cascades USA Inc.	Delaware	100%
Norampac Inc.	Canada	50%
Dopaco, Inc.	Pennsylvania	50%

Item 3—General Development of the Business

3.1   Company profile

        Established in 1964, Cascades is the parent company of a North American and European group of companies involved in the production, conversion and marketing of packaging products, fine specialty papers and tissue papers principally composed of recycled fibers. Cascades conducts its business principally through three operating sectors: Packaging, Fine Papers and Tissue Papers.

        The Packaging sector includes:

  •
  The Boxboard Group, a manufacturer of premium coated boxboard and folding cartons;

  •
  The Containerboard and Corrugated Products Group, held through Norampac Inc., a joint venture company, is a maker of containerboard and a leading converter of corrugated carton; and

  •
  The Specialty Products Group produces and markets uncoated board, kraft paper, moulded pulp, plastics, converted products, construction materials, and is active in waste paper recovery and de-inking.

        The Fine Papers sector manufactures and markets high-end uncoated fine papers, the content of which is in large part recycled.

        The Tissue Paper sector is a major producer of tissue paper for the retail, commercial and institutional markets.

        The following paragraphs describe significant events and important transactions in the development of the Company's business over the last three years.

3.2   Three year history

  2003

        On February 5, 2003, the Company completed a series of transactions to substantially refinance all of its credit facilities, excluding those of its joint ventures. The Company secured a new four-year revolving credit facility for $500 million. The obligations under this facility are secured by all inventory and receivables of the Company and its North American subsidiaries, excluding its joint ventures, and by the property, plant and equipment of three of its mills.

        In addition, the Company issued new unsecured 7.25% Senior Notes, maturing in 2013, for an aggregate amount of US$450 million.

        As well, the Company also redeemed US$125 million 8.375% Senior Notes, due in 2007, issued by a subsidiary for a total consideration of $192 million. Finally, in October 2003, the Company completed an additional financing of US$100 million 7.25% Senior Notes, maturing in 2013, at a price of 104.50%, for an effective interest rate of 6.61%.

        On February 27, 2003, Cascades announced the appointments of Messrs Robert Chevrier and David McAusland to the Board of Directors of the Company replacing long time contributors Messrs Simon L'Heureux and Paul Pelletier.

        On March 24, 2003, Cascades announced the opening of a new tissue paper converting facility in Calgary, Alberta, that will produce bathroom tissue and paper towels. The new plant consolidated the presence and expansion of the Tissue Group in Western Canada.

        On April 15, 2003, Norampac announced the purchase of Georgia Pacific's converting plant in Schenectady, New York. This acquisition was part of an asset exchange agreement whereby Norampac acquired the Schenectady plant in exchange for its Dallas/Fort Worth, Texas plant acquired in June 2001. Through this acquisition, Norampac increased its presence in the corrugated packaging market in the Northeastern United States.

        On October 1, 2003, Cascades through its subsidiary Cascades Boxboard Group Inc., increased its participation from 40% to 50% in Dopaco, Inc., a North American leader in packaging for the quick-service restaurant industry at an investment cost of $17 million.

        On October 22, 2003, Cascades announced the opening of a new 206,000 square foot tissue paper converting plant in Kingman, Arizona in the United States. The US$13 million investment allowed Cascades to increase its level of integration and ability to serve its retail, commercial and institutional customers in the Western United States.

        On March 11, 2004, the Company acquired a tissue mill in Memphis, Tennessee, extending its presence in the Southern United States.

        On April 5, 2004, Norampac announced the acquisition of a corrugated products plant in Thompson, Connecticut in the United States, from Johnson Products Corrugated Corp. This investment will allow Norampac to increase its integration level and its North American presence.

  2002

        On January 2, 2002, Norampac transferred the assets of its paper recovery divisions to Metro Waste Paper Recovery Inc., in exchange for an additional 18.5% interest in the common shares of Metro Waste Paper Recovery Inc., representing a total amount of $13.5 million.

        On January 23, 2002, Norampac acquired a corrugated products plant in Leominster, Massachusetts from Star Container Corporation, for a total consideration of $50.5 million. This plant with an annual production capacity of over one billion square feet allowed Norampac to pursue its acquisition strategy of increasing its converting capacity.

        On April 26, 2002, Cascades announced the acquisition of 33 converting lines located in Waterford, New York, and in Calexico, California. These assets with a total capacity of eight million cases were acquired for a global amount of US$20 million.

        On June 6, 2002, the American Bankruptcy Court approved the purchase by Cascades of a tissue paper mill, two conversion sites located in Mechanicville, New York and in St-Helens, Oregon and a paper machine. These sites with a total combined annual production capacity of 100,000 short tons with the other assets described were bought for US$33 million.

        On June 11, 2002, Cascades announced a $14 million investment by Cascades Conversion Inc., a joint venture with Sonoco Products Company to extend the conversion plant in Kingsey Falls, Québec and for the installation of a new co-extrusion coating machine.

        On July 8, 2002, Cascades announced the sale of all its retail egg carton activities in Canada and in the United States to the Danish Company, Brodrene Harmtann A/S. All of the equipment, working capital and goodwill of its Brantford, Ontario plant as well as the goodwill of its unit located in Thorndike, Massachusetts were sold.

        On July 15, 2002, the Boxboard Group's European subsidiary, Cascades S.A., was privatized.

  2001

        In March, 2001, Cascades acting through its subsidiary Cascades Boxboard Group Inc. entered into an agreement to acquire a folding carton plant in the packaging products sector from Crown Packaging Ltd. for a cash consideration of $11 million. This plant located in Winnipeg, Manitoba has an annual converting capacity of approximately 15,000 metric tons.

        On April 2, 2001, Norampac acquired all of the assets of a containerboard mill and nine paper recovery plants located in British Columbia, Alberta and Manitoba from Crown Packaging Ltd. for a cash consideration of $50 million. The containerboard mill produces 100% recycled corrugating medium and gypsum paper. This acquisition has allowed Norampac to improve its ability to supply its own corrugated container plants in Western Canada.

        On April 23, 2001, Norampac announced the start-up of a new green field corrugated products converting plant in Monterrey, Mexico. This plant was sold on February 13, 2004.

        On June 1, 2001, Norampac started up a new green field converting plant located in Dallas/Fort Worth, Texas for a total investment of $7.3 million. The assets of this plant were exchanged for other assets owned by Georgia-Pacific, in Schenectady, New York, in April 2003.

        In August, 2001, Norampac completed the relocation of its corrugated products plant of Leaside, Ontario, to a newly constructed 400,000 square foot facility in Vaughan, Ontario. This mega plant which operates with high-tech equipment required a total investment of $54.4 million.

        On September 18, 2001, Cascades Inc., acting through its subsidiary Cascades Tissue Group Inc. acquired two mills in the tissue paper group from Plainwell Inc., for a cash consideration of US$57 million. These plants with a combined annual production capacity of 110,000 short tons are located in Eau-Claire, Wisconsin and Ransom, Pennsylvania.

        On November 12, 2001, Norampac announced the acquisition of the corrugated products converting plant of Star Corrugated Box Co., Inc. located in Maspeth, New York, for a cash consideration of $45.6 million. The acquisition of this plant with an annual production capacity of one billion square feet, has allowed Norampac to increase its presence in the American corrugated products market.

3.3   Significant Acquisitions and Dispositions

        Other than what is indicated above under item 3.2 "Three Year History", Cascades did not enter into any other significant acquisition or disposition of assets as of the date of the present notice.

Item 4—Description of the Business

4.1   General

        Cascades operates businesses in Canada, the United States, France, England, Germany and Sweden. Cascades' three operating sectors, packaging, fine papers and tissue papers products are managed as a federation of small and medium sized businesses, where each benefits from a large measure of autonomy in its operations within the global business plan determined by Cascades. This structure allows each sector to minimize its management and administrative costs and to retain a high level of flexibility.

        Each of the operating sectors includes industrial groups and segments that may include subsidiaries or divisions, the whole as described below:

1) PACKAGING

  Boxboard Group

  •
  Manufacturing

  •
  Converting

  •
  Distribution

  Containerboard and Corrugated Products Group—Norampac inc. (50%)

  Specialty Products Group

  •
  Manufacturing and/or converting of:

  •
  Uncoated board

  •
  Kraft paper

  •
  Moulded pulp products

  •
  Plastic products

  •
  Converting products

  •
  Building materials

  •
  Waste paper recovery and de-inking

2) FINE PAPERS

  •
  Manufacturing

  •
  Converting

  •
  Distribution

3) TISSUE PAPERS

  •
  Manufacturing

  •
  Converting

  •
  Distribution

        These three sectors include 150 operating units located in North America and Europe and employ approximately 15,000 people. This structure decentralizes authority while allowing continuous exchanges between sectors and a better coordination of all of the operations. Cascades sets strategic guidelines and ensures that corporate policies concerning acquisition and financing strategies, legal affairs, human resources management and environmental protection are applied by the subsidiaries, divisions and affiliated companies.

        Cascades has its own research and development centre («the Centre») in Kingsey Falls, Québec, with a staff of some 30 research specialists. The Centre provides the Cascades Group with product design and development services in addition to technical support for solving production problems and improving quality. In addition to these services, the Centre also supplies environmental consultation and expertise. The Centre is ISO 9001 certified.

        Inaugurated on March 26, 2004 in Kingsey Falls, Québec, Cascades has a new Information Technologies Centre (the "IT Centre"). Cascades will develop its own software in many spheres of activity such as accounting, finance, human resources, warehouse logistics, transport management and production management. The IT Centre presently employs 65 people and has been in operation since February 10, 2004.

4.2   Industry sectors and geographic area information

        4.2.1 Packaging

        This sector includes three industrial groups: the Boxboard Group, the Containerboard and Corrugated Products Group and the Specialty Products Group.

    4.2.1.1    Boxboard Group

          The Boxboard Group is a leading maker of coated boxboard and folding cartons in Canada. The Boxboard Group operates seven mills that produce coated boxboard for conversion into folding cartons and micro-flute packaging, with a total annual production capacity of 865,000 metric tons. Three of these mills are located in Canada, two in France, one in Sweden, and one in Germany.

          Approximately 63% of the Boxboard Group's production of boxboard is made of entirely recycled fibre, and 15% of its output is produced with a high content of recycled fibre and the balance of virgin fibre. Vertically integrated upstream, Boxboard Group operates two de-inking units, one in Canada and the other in France, and obtains its supply of wastepaper through its own recovery networks, joint ventures and affiliates, as well as through long-term agreements with independent suppliers. To secure its supply of virgin fibre, the Boxboard Group operates three mechanical pulp mills in Québec, France and Sweden and one chemical pulp mill in Québec as well as a sawmill, Scierie P.H. Lemay Ltée, having completed the acquisition of the outstanding shares in 2003.

          In North America, Boxboard Group is also vertically integrated downstream via its Folding Carton Division. The division's six plants, two in Québec, two in Ontario, one in Manitoba and one in Kentucky in the United States annually convert some 165,000 metric tons of boxboard or 2.4 billion boxes per year, supplied mainly by its boxboard mills. These plants design, develop and produce packaging solutions that meet the specific needs of companies operating mainly in the food, fast food, cosmetics, pharmaceutical and distillation industries. The Boxboard Group holds a 50% interest in Dopaco, Inc., which operates seven plants (two in Ontario and five in the United States) converting some 190,000 tons of boxboard a year into folding cartons and cups. In 2003, the Boxboard Group had net sales of $954 million as compared to $958 million in 2002. In 2003, sales of cartonboard geographically were as follows: i) for the European mills: 86% in France, Germany and Sweden, and 14% elsewhere; ii) for the North American mills: 58% in Canada, 41% in the United States and 1% elsewhere.

          Globally in 2003, 39%, 31%, 22% and 8% of the sales of this Group were generated in Europe, Canada, the United States and other countries.

          As of December 31, 2003, the Boxboard Group employed more than 2,900 people in 15 facilities and 10 sales offices throughout the world.

          The following table lists the major plants owned by the Boxboard Group, the approximate annual production capacity of the facilities and the products manufactured or the operations carried out therein, as the case may be, in 2003:

Facilities	Products / Services	Annual capacity in metric tons
Manufacturing
Toronto (Ontario)	100% recycled coated boxboard	150,000
Jonquière (Québec)	Coated (from 100% virgin to 100% recycled) boxboard Thermomechanical pulp	130,000 60,000
East Angus (Québec)	100% recycled coated boxboard De-inked pulp	65,000 10,000
Cascades LaRochette Division (France)	Coated grease resistant boxboard, virgin fibre Thermomechanical pulp	130,000 80,000
Cascades Blendecques Division (France)	Coated, non coated grease resistant boxboard, recycled fibre De-inked pulp	145,000 60,000
Cascades Djupafors A.B. (Sweden)	Light-weight coated boxboard, virgin fibre Thermomechanical pulp	60,000 50,000
Cascades Arnsberg GmbH (Germany)	Coated boxboard, recycled fibre	185,000
Cascades FjordCell (Québec)	Bleached softwood kraft pulp	82,000
Scierie P.H. Lemay & Fils ltée (Québec)	Sawmill	N/A
Converting / Distribution
—Montréal (Québec)	Printing, embossing, debossing, thermobossing, ultra-violet drying services	40,000
—Mississauga (Ontario)	Printing and infrared drying services	40,000
—Cobourg (Ontario)	Processing and printing of boxboard for folding cartons	10,000
—Winnipeg (Manitoba)	Processing and printing of boxboard for folding cartons	20,000
—Lachute (Québec)	Processing and printing of boxboard for folding cartons	15,000
—Hebron (Kentucky)	Processing and printing of boxboard for folding cartons	40,000
Dopaco, Inc. (Pennsylvania)	Packaging products for quick-service restaurant industry	190,000
Cascades Paperboard U.K. Limited (Great Britain)	Sheeting, distribution and resale services	N/A

    4.2.1.2    Containerboard and Corrugated Products Group

          The Containerboard and Corrugated Products Group, represented by Norampac Inc. ("Norampac"), a joint venture company owned equally with Domtar Inc., employs more than 4,700 people in its 32 containerboard mills and corrugated products converting plants in Canada, the United States and France.

          Norampac has a total of eight linerboard and corrugated medium mills in Canada, the United States and France. These facilities have a combined annual production capacity of 1.6 million short tons, a growing percentage of which is dedicated to specialty papers such as white-top or colored-top linerboard. The products manufactured by the eight manufacturing mills consist of

  52% linerboard and 48% corrugating medium. Approximately 61% of their output is converted by Norampac's 24 corrugated products plants, strategically located across Canada and the United States.

          In 2003, consolidated net sales of this group were $1.16 billion, compared to $1.2 billion in the previous year and mainly allocated as follows: 65% in Canada, 23% in the United States and 12% outside of North America. The sales of this group are carried out by its own sales force and sales agents for export purposes.

          The containerboard group purchases all of its needs in virgin fibre in Québec and Ontario, and purchases its recycled fibre in the United States (50%) and in Canada (50%). The corrugated products group purchases nearly all of its raw material needs directly from the containerboard group's mills.

          The following table lists the mills and converting plants of the Containerboard and Corrugated Products Group and the approximate annual production capacity or shipments of each facility as well as the products manufactured or, where applicable, their activities in 2003:

Facilities	Products / Services	Annual capacity or Shipments
Containerboard		Capacity in short tons
Niagara Falls Division (New York)	100% recycled corrugating medium	225,000
Norampac Avot Vallée S.A.S. (France)	100% recycled corrugating medium and linerboard	140,000
Division Kingsey Falls (Québec)	100% recycled linerboard	94,000
Division Cabano (Québec)	Corrugating medium	233,000
Trenton Division (Ontario)	Corrugating medium in various basis weights	199,000
Mississauga Division (Ontario)	100% recycled linerboard	156,000
Red Rock Division (Ontario)	Unbleached kraft linerboard	450,000
Burnaby Division (British Columbia)	100% recycled corrugating medium and gypsum paper	127,000
Corrugated Products		Shipments in Square feet
Etobicoke Division (Ontario)	Variety of corrugated packaging containers	537,000,000
Jellco Division (Ontario)	Variety of corrugated packaging containers	134,000,000
Division Montréal (Québec)	Variety of corrugated packaging containers	684,000,000

Moncton Division (Nouveau Brunswick)	Corrugated packaging	458,000,000
Calgary Division (Alberta)	Die cut boxes	562,000,000
Concord Division (Ontario)	Variety of corrugated packaging containers	490,000,000
Division Québec (Québec)	Variety of corrugated packaging containers	482,000,000
Peterborough Division (Ontario)	Corrugated sheets, packaging and pallets	99,000,000
Richmond Division (British Columbia)	Corrugated packaging	433,000,000
St-Mary's Division (Ontario)	Corrugated packaging	872,000,000
Winnipeg Division (Manitoba)	Waxed corrugated containers	558,000,000
Division Drummondville (Québec)	Corrugated packaging containers for medium or heavy volume	815,000,000
Division Victoriaville (Québec)	Corrugated packaging of all sizes	377,000,000
Division Vaudreuil (Québec)	Variety of corrugated packaging containers	734,000,000
OCD Division (Ontario)	Corrugated packaging	1,109,000,000
Vaughan Division (Ontario)	Corrugated sheets	1,685,000,000
Saskatoon Division (Saskatchewan)	Corrugated product packaging	38,000,000
Norampac Monterrey Division S.A. de C.V. (Mexico)	Corrugated packaging	41,000,000
Norampac New York City Inc. (New York)	Graphic packaging and industrial box mix	1,045,000,000
Norampac Leominster Inc. (Massachusetts)	Industrial box mix	819,000,000
Norampac Schenectady Inc. (New York)	Variety of corrugated packaging containers	566,000,000
Newfoundland Containers Limited (Newfoundland)	Corrugated sheets and products	174,000,000

Montcorr Packaging Ltd. (Québec)	Corrugated sheets	296,000,000(*)
North York Division (Ontario)	Single face sheets, co-packaging and display operations	N/A
Buffalo Division (New York)	Custom boxes, specialized packaging	407,000,000
Lithothech Division (Ontario)	Single face laminate	197,000,000
Services
Art & Die Division (Ontario)	Graphic art and printing plates	5,030,000 square inches
Metro Waste Paper Recovery Inc. (Ontario)	Recovery of recycled fibres	265,000

    *
    Norampac holds a 42.9% interest in Montcorr Packaging Ltd. and for this reason the Corporation only accounts for 42.9% of the total annual shipments.

    4.2.1.3    Specialty Products Group

          The Specialty Products Group employs 1,665 people in 28 operating units located in North America and Europe. The specialty products group is active in seven segments, namely: the manufacture and marketing of uncoated board, kraft papers, moulded pulp products, plastic products, converting products, building materials and waste paper recovery and de-inking. Net sales for this Group amounted to $458 million in 2003 compared to $455 million in 2002.

  a. Uncoated board

          Cascades Papier Kingsey Falls, a division of Cascades Canada inc., produces uncoated board using 100% recycled fibre. This board is used mainly by converters specializing in commercial and industrial packaging such as headers and wrappers for the paper industry as well as spacers and partitions used to package products such as glassware. This division produces approximately 90,000 metric tons of which 39.8% is sold to affiliated companies while the balance is sold to third parties of which three represent 25%, 7% and 3% of sales. 60% of total sales are made to customers located in the province of Québec. Raw material is sourced principally in the province of Québec (66%), in Ontario (13%), Massachusetts (5.9%) and Maine (3.6%). Products are delivered principally by, in order of importance: trucks, rail and ships.

  b. Kraft paper

          The Cascades East Angus mill manufactures multiply kraft paper for various bags, butcher paper and other specialized papers which withstand grease or moisture, as well as paper for envelopes. Its annual capacity is 93,500 metric tons. The majority of its sales (67%) are in the United States. Its most important customer accounts for 13% of sales. Its products may contain 0% to 100% of recycled fibre depending on customer requirements. The supply of recycled fibres comes from Québec (40%) and the United States (52%) and the virgin fibre comes mostly from Québec. Products are delivered principally by trucks and rail. This mill has been certified ISO 9002 since 1996.

  c. Moulded pulp products

          Two subsidiaries of the moulded pulp segment shut down operations, namely, Cascades Agri-Pak, Inc., in April 2004 and Cascades Diamond, Inc., in September 2003.

          Cascades Forma-Pak Inc. in Kingsey Falls (Québec) and Cascades Moulded Pulp, Inc., in North Carolina (United States), manufacture moulded pulp products of 100% recycled material and are primarily destined for poultry farms and the quick-service restaurant business in Canada (35%) and the United States (65%). This segment of the Specialty Products Group produces mainly filler flats holding from 20 to 36 eggs designed for heavy users, four-cup trays and specialty packaging products.

          The principal markets of this segment are the United States and Canada with respectively 70% and 30% of sales amounting to $39 million. Two customers of this group purchase 40% of the total volume.

          The following table lists the principal mills in the moulded pulp products segment and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2003:

Facilities	Products	Annual capacity in units
Cascades Forma-Pak Inc. (Québec)	Disposable products for medical sector and filler flats	220,000,000
Cascades Moulded Pulp, Inc. (North Carolina)	Trays and specialty packaging products	70,000

  d. Plastic products

          This segment manufactures a variety of plastic products in four plants specialized in industrial and food packaging products. The packaging is manufactured using extrusion and thermal molding by injection. In 2003, consolidated annual sales were $66 million generated by three plants located in Québec and one located in the United States.

          The units, located in Kingsey Falls, Québec and Warrenton, Missouri specialize in the food industry, notably meat trays and packaging for the quick-service restaurant business and specialized containers for the meat processing industry. The Kingsey Falls facility which is equipped with a germ and dust control system is the first North American manufacturer of expanded polystyrene containers to receive the ISO 9002 certification as well as the Hazard Analysis and Critical Control Points (HAACP) accreditation. A network of sales agents services the United States.

          The Plastiques Cascades, Re-Plast Division located in Notre-Dame-Du-Bon-Conseil, Québec, recycles waste plastic generated by selective collection and industrial waste. The principal products produced by this Division are outdoor furnishings for urban use, patio and balcony planks, as well as different wood substitute products for municipal use.

          Cascades Inopak specializes in the thermo moulding of rigid sheets of plastic and moulding by injection. Its principle products are wrappers for packaging coins sold under the trade name Plastichange® and a complete line of multi-use containers known under the trade name Benpac™ and Vu Pack™ for the retail sale and packaging of food and industrial products such as products under the trade name Frig-O-Seal®.

          Products are sold through distributors, agents, grocery chains, retailers and customers.

          This segment's products are sold in a wide territory which extends from Québec, with 50% of sales, to Ontario (23%), the rest of Canada with 7% and the United States (20%).

          The following table lists the main mills in the plastic products segment and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2003:

Facilities	Products	Annual capacity in kilograms
Plastiques Cascades (Québec)	Polystyrene foam containers	8,500,000
Cascades Re-Plast (Québec)	Door sills, urban furniture, patio and balcony planks	3,750,000
Cascades Inopak (Québec)	Coin wrappers, multi-use packaging	5,000,000
Cascades Plastics Inc. (Missouri)	Polystyrene foam containers	4,500,000

  e. Converting products

          This segment of the Specialty Products Group's operations mainly consists in converting uncoated board, obtained principally within the Cascades network into industrial packaging materials for the pulp and paper industry, such as roll headers, roll-edge protectors and paperboard packaging for rolls of paper. The converting segment of the Specialty Products Group is the leader in the North American market.

          Cascades Multi-Pro, located in Drummondville, Québec manufactures laminated boards used in many industrial sectors. The Cascades Enviropac Berthierville, Québec and Toronto, Ontario plants manufacture honeycomb paperboard used as industrial packaging in general. Converdis Inc., also located in Berthierville, manufactures packaging products. Cascades Conversion Inc. in Kingsey Falls, Québec, manufactures roll headers and a unique model of heat plate for sealing roll edges. All these boards are also manufactured by Cascades Sonoco Inc., located in Washington and Alabama, United States.

          The sales for these mills are made either through an independent agent or by their own sales force. In 2003, one customer accounted for 15.37% of sales of this segment and the principal geographic market is Québec with 36.51%, followed by the United States at 35.74% and 27.75% in other Canadian provinces.

          The following table lists the main mills in the converting products segment and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2003:

Facilities	Products	Annual capacity in metric tons or square feet
Cascades Conversion Inc. (Québec)	Roll headers	55,000
Cascades Multi-Pro (Québec)	Dividers and laminated board	60,000
Converdis inc. (Québec)	Packaging products	55,000
Cascades Sonoco Inc.—Birmingham (Alabama)	Roll headers and packaging products	44,000
—Tacoma (Washington)	Roll headers and packaging products	40,000
Cascades Enviropac Berthierville (Québec)	Honeycomb packaging products	60,000,000 (square feet	)
Cascades Enviropac Toronto (Ontario)	Honeycomb packaging products	59,400,000 (square feet	)
Cascades Rollpack S.A. (France)	Roll headers and reams	20,000

  f. Building Materials

          Matériaux Cascades, a division of Cascades Canada Inc., located in Louiseville, Québec, manufactures wood fibre panels for the residential, commercial and industrial construction industries. The products are mainly sold in Québec (71%), in Ontario (23%), in the Maritime Provinces (1%), in Western Canada (2.5%) and in the United States (2.5%). Products destined for the commercial market are sold through distributors and wholesalers while the residential market is serviced through purchasing groups and distributors. Two clients represent 13% and 11% respectively of the sales of this division. Annual production capacity is 110 million square feet and raw material is composed mainly of shavings from Quebec sawmills.

          The Cascades Lupel mill, located in Cap-de-la-Madeleine, Québec, together with the Cascades Sainte-Marie S.A.S. mill, located in Boissy-Le-Châtel, France, make Cascades the world's most important independent producer of this product. Cascades Lupel trades under the following trademarks: Endorex®, Absorbak® and Guardflo®. Sales for these units were made primarily in Québec (50%), the United States (49%) and Mexico (1%). The products are delivered principally by trucks and ships. Two major customers represent respectively 50% and 44% of sales. The mill's annual production capacity is 58,000 metric tons. The raw materials are easily available and the mill sources 70% of its needs from the United States, the remainder is sourced in Canada.

  g. Waste paper recovery and de-inking

          In 2003, Cascades Recovery has handled more than 220,000 metric tons of waste paper. In this same period, 80% of its sales were in Canada, with 20% in export, principally in Asia. 50% of its business is done within the Cascades Group. Waste paper is obtained from industrial and commercial users as well as curbside collection in municipalities.

          Désencrage CMD, situated in Cap-de-la-Madeleine, Québec, with an annual capacity of 125,000 metric tons of de-inked pulp used for the production of newspaper ceased its operations in March 2003.

          The mill in Auburn, Maine, with an annual capacity of 75,000 metric tons, manufactures from waste paper material a high-gloss de-inked pulp used for the production of tissue and fine paper. 71% of sales are made in the United States and 29% are made in Canada. The three most important customers account for 34%, 14% and 12% of sales respectively.

          Cascades Greenfield S.A.S., jointly held by Cascades GPS S.A.S. (50%), a subsidiary of Cascades Inc., and by the Danish group Dalum Papir (50%), manufactures from waste paper material a high gloss de-inked pulp used for the production of fine paper and tissue. The Château-Thierry mill in France has an annual capacity of 120,000 metric tons. The products are distributed in the European market (98%), in Japan and in Australia. The three principal customers account for 18%, 12% and 6% of sales respectively.

    4.2.2    Fine Papers

          The Fine Papers Group with net sales of $703 million in 2003 versus $770 million in 2002, regroups five divisions.

          The Rolland Division operates a plant in St-Jérôme, Québec, and manufactures over 100 types of uncoated fine paper. Aside from paper destined for copying, business forms and envelopes, this division is increasingly involved in the niche markets for high-end recycled paper and specialty paper for commercial and security printing. The Rolland Division paper products are made principally from recycled material. The products are marketed under such names as Superfine Linen Record™, Colonial Bond™, ReproPlus™, Rockland™, Rolland Opaque™, Nouvelle-Vie Opaque™, Rolland Motif™, Rolland Laser Hi-Tech™, Nouvelle-Vie DP100™, Make Your Mark™, Enviro 30, 50 and 100™ and Rolland Digital CC™. This division sells 47% of its products in the United States through sales representatives located in St-Jérôme and Québec, Québec, Toronto and Ottawa, Ontario and Vancouver, British Columbia as well as in Milford and Ellington, Connecticut and Chicago, Illinois, through Cascades Fine Papers Group (Sales) Inc.

          The Breakey Fibres Division, located in Breakeyville, Québec operates a mill specializing in the production of high-end de-inked kraft pulp, a product that meets an increasing demand for uncoated fine papers containing recycled fibre. Breakey Fibres Division is supplied with waste paper coming from Eastern Canada and from the United States. In 2003, almost 59% of the output of Breakey Fibres' facility was used at the St-Jérôme mill, approximately 8% at the Thunder Bay, Ontario facility and 32% at different Cascades Group companies. The remaining production is sold on the open market.

          Cascades Resources, a division of Cascades Fine Papers Group Inc. is one of the largest Canadian distributors of fine papers and graphic art products. This division has a network of wholesalers in Québec and elsewhere in Canada It also owns a conversion and distribution plant in Mississauga, Ontario operating under the name of Cascades Resources Custom Converting and another operating under the banner Cascades Resources in Winnipeg, Manitoba. With 14 sales offices and warehouses situated in strategic centres in Ontario, Québec, British Columbia, Alberta, Manitoba and Nova Scotia, this division covers 95% of Canada's fine paper market in which it has an estimated market share of 24%. Each branch operates as an independent profit centre. The core market of this division is the graphic arts industry of which 85% is made of printing business papers, 12% in graphic art products, and 3% of diversified products. The Fine Papers Group supplies the distribution division with about 10% of its paper purchases. The distribution division has a strategic alliance with Kodak Polychrome to distribute the graphic arts products across Canada and also secured the franchise to distribute Wood Wyant products. The division also has the franchise for IBM High-Tech line of paper for Canada since 1998. In 2000, it obtained the franchises of International Paper and Stora. In 2001, the franchise of Dupont Imaging, and several lines of graphic art products were acquired.

          The Converting Centre Division, located in St-Jérôme, Québec, owns and operates a sheeting centre having an annual capacity of 100,000 metric tons. The Centre offers warehousing services with a capacity of 7,000 metric tons. It offers sheeting, warehousing and distribution services to other divisions of the Fine Papers Group as well as outside customers.

        Cascades Fine Papers Group Thunder Bay Inc., a wholly-owned subsidiary of Cascades Fine Papers Group Inc. operates a coated fine paper mill, with an annual production capacity of 166,000 short tons. The paper mill provides for 100% of its hardwood mechanical pulp needs, manufacturing some 40,000 metric tons annually on its own premises. About 49% of its sales are in the United States and the remainder in Canada. The products manufactured are marketed under the trademarks Jenson™, Beta™, Gamma™, North 49 Matte™, Dividend Gloss™, Lakecard™, Route 88™, Eco Return Card™, Provincial C1S™, Provincial SWS™ and Provincial MWS™.

        In 2003, the consolidated sales of the Fine Papers Group were 78% in Canada and 22% in the United States. On December 31, 2003, this group employed more than 1,700 people.

        The following table lists the major plants of the Fine Papers Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2003:

Facilities	Products / Services	Annual capacity in short tons
Manufacturing
Rolland Division (Québec)	Uncoated fine paper	152,000
Breakey Fibres Division (Québec)	De-inked kraft pulp	51,000 (metric tons)
Cascades Fine Papers Group Thunder Bay Inc. (Ontario)	Coated fine papers	166,000
Distribution / Converting
Converting Center Division (Québec)	Converting of fine papers, warehousing services	100,000
Cascades Resources (Canada)	Distribution of fine papers and graphic arts products	N/A
Cascades Fine Papers Group (Sales) Inc., (USA)	Sales	N/A

    4.2.3    Tissue Papers

          The Tissue Group manufactures, converts and markets a vast array of products mainly made with recycled fiber and intended for the commercial, industrial and retail markets. Its lines of bathroom tissue, facial tissue, paper towels, paper hand towels, paper napkins and other related products are sold under private labels and under its own brand names in the commercial and industrial Canadian and American markets such as North River® New Horizon®, Decor®, Collection Moka® and Wiping Solutions®, and Perkins® in Canada. In 2003, in the commercial and industrial markets, one customer accounted for 11% of sales. In the retail market, products are marketed under Cascades® and Doucelle®, in Canada and Pert® and Best Value® in the United States. In 2003, three clients accounted for 52.2% of retail sales with 22.5%, 18.7% and 10.9%. In addition, Tissue Group also sells parent rolls of bathroom tissue, paper towels, paper hand towels and specialty papers to a large number of converters. One client accounts for 100% of parent roll sales. In 2003, one client accounted for 22.6% of overall sales in the retail, commercial and industrial markets and parent rolls.

          The Candiac plant in Québec mainly produces bathroom tissue, paper towels and specialty papers made from recycled fibres. These products are mainly sold in the retail market as well as the commercial and industrial markets, both in Canada and the United States. The production not converted at the Candiac mill is transferred to the Laval plant and to Wood Wyant Inc. or is sold in parent rolls to other converters.

        The Lachute Plant in Québec specializes in the manufacturing and converting of industrial use paper hand towels. These products are mainly destined to the Canadian and American commercial and industrial markets.

        The Laval Plant in Québec specializes in the converting of tissue paper into paper napkins for the Canadian and American fast food and food industries. This plant primarily serves the commercial and industrial markets.

        The Kingsey Falls plant in Québec focuses on the manufacturing and converting of paper tissue made from recycled fibre. This production is either sold to converters in the form of parent rolls, almost equally to the markets in Canada and the United States, or converted on site into bathroom tissue, paper towels, facial tissue, hand towels and specialty papers. These converted products are sold to the Canadian retail market.

        The Calgary plant in Alberta, which started operations at the end of 2003, converts tissue papers into paper hand towels for the Canadian retail, commercial and industrial markets.

        Cascades Tissue Group—North Carolina Inc., is involved in the manufacturing and converting of tissue paper made from recycled fibre which is converted into paper towels, facial tissue and bathroom tissue. This production is sold to converters in the form of parent rolls or is converted into finished products and sold to the commercial and industrial markets of the Eastern United States.

        Cascades Tissue Group—IFC Diposables Inc., specializes in the manufacturing of commercial and institutional wiping products as well as the distribution of paper towels and incontinence products. These products are sold in the commercial and industrial markets in the United States.

        Cascades Tissue Group—Wisconsin Inc., and Cascades Tissue Group—Pennsylvania Inc., specialize in the manufacturing of tissue paper in the form of parent rolls which are sold or converted into bathroom tissue, facial tissue, paper towels and paper napkins. These products are sold principally in the United States retail market.

        Cascades Tissue Group—Oregon Inc., produces parent rolls made of 100% virgin fibres. The production is mainly sold to converters.

        Cascades Tissue Group—New York Inc., Waterford Division, is specialized in the converting of tissue paper into bathroom tissue, paper towels, paper napkins and paper hand towels. The production is destined to the consumer market and the commercial and industrial markets in the United States.

        Cascades Tissue Group—New York Inc., Mechanicville Division, produces parent rolls made from recycled fibers. The production is transferred to the Waterford Division and Wood Wyant Inc. or is sold in parent rolls to converters.

        Cascades Tissue Group—Arizona Inc., scheduled to begin operating in 2004, specializes in the converting of tissue paper into bathroom tissue, paper towels, paper hand towels and paper napkins.

        Wood Wyant Inc. specializes in the manufacturing of chemical products, in the distribution of sanitation and facility maintenance supplies, and in the converting of tissue paper into paper towels, paper hand towels and bathroom tissue. These products are sold in the commercial and industrial markets throughout Canada.

        As of December 31, 2003, the Tissue Group employed approximately 2,000 people. In 2003, Tissue Group's production was sold as follows: in the United States, 63% and in Canada, 37%. The Canadian mills generated 73% of the total revenue in Canada and 27% in the United States. The American mills generated 99.6% of the total revenue in the United States.

        The following table lists the major plants of the Tissue Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2003:

Facilities	Products	Annual capacity In short tons
Manufacturing / Converting
Candiac (Québec)	Paper towels, bathroom tissue and specialty papers	77,000
Lachute (Québec)	Paper hand towels	33,000
Kingsey Falls (Québec)	Paper towels, facial tissue, bathroom tissue, paper hand towels and specialty products	97,000
Cascades Tissue Group—North Carolina Inc.	Paper towels, facial tissue, bathroom tissue	55,000
Cascades Tissue Group—IFC Disposables Inc. (Tennessee)	Industrial wipes and incontinence products	N/A
Cascades Tissue Group—Wisconsin Inc.	Paper towels, bathroom tissue, facial tissue and paper napkins	55,000
Cascades Tissue Group—Pennsylvania Inc.	Paper towels, bathroom tissue, facial tissue and paper napkins	55,000
Manufacturing
Cascades Tissue Group—Oregon Inc.	Parent rolls	75,000
Cascades Tissue Group—New York Inc. (Mechanicville)	Parent rolls	50,000
Converting
Calgary (Alberta)	Paper towels	N/A
Laval (Québec)	Paper napkins	N/A
Cascades Tissue Group—New York Inc. (Waterford)	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Converting / Distribution
Wood Wyant Inc. (Québec)	Sanitary products, chemical products paper towels, paper hand towels, bathroom tissue	N/A

4.3   Environment

        The Company is subject to environmental laws and regulations imposed by various governmental and regulatory authorities in all the countries where it operates. The Company complies with all applicable environmental legislation and regulations. However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements.

        In 2003, environmental protection requirements and the application of the business' environmental mission required investments in capital expenditures in the order of $18,734,115 and led to operating costs in the amount of $81,174,472.

4.4   Business Risks

        We refer the reader to Management's Discussion and Analysis of Financial Position and Operating Results in the 2003 Annual Report, specifically under the heading "Quantitative and Qualitative disclosures regarding market risk on pages 26 and 27 incorporated by reference herein.

4.5   Corporate Reorganization

        During the year ended December 31, 2003, the Company reorganized its Canadian subsidiaries. At the end of December 2003, the Company proceeded by way of asset and share transfers and amalgamation to regroup into one entity its subsidiaries and divisions related to its Canadian production activities, Cascades Canada Inc. Following the reorganization, the Company's subsidiaries and divisions were given new names, reflecting their activities, namely: Cascades Boxboard Group, Cascades Tissue Group and Cascades Specialty Products Group. Cascades Fine Papers Group Inc. was excluded from this reorganization. Cascades also transferred its transport activities to a new company, Cascades Transport Inc.

Item 5—Selected Consolidated Financial Information

5.1   Annual Consolidated Information

        The consolidated financial information for each of the last three years ended December 31 is summarized below.

Consolidated financial information for the last three years ended December 31
(in millions of dollars except per share amounts and ratios)

	2003	2002	2001
Sales	3,449	3,591	3,217
Operating Income	105	285	248
Net earning	55	169	109
Per Common Share	$0.66	$2.07	$1.33
Fully diluted per Common Share	$0.66	$2.05	$1.33
Cash flow from operations	166	313	249
Capital expenditures	122	129	122
Total assets	2,927	2,959	2,733
Working capital	508	386	348
Ratio	1.99:1	1.61:1	1.57:1
Long-term debt	1,110	1,095	1,103
Shareholders' equity	1,056	1,065	870,0
Per Common Share	$12.93	$13.02	$10.75
Dividend per Common Share	$0.16	$0.12	$0.12
Long-term debt ratio	1.05:1	1.03:1	1.27:1

5.2   Dividends

        The dividend policy is reviewed annually by the Board of Directors and is determined taking into account Cascades' financial situation, its results from operations, its capital requirements and any other factor deemed pertinent by the Board.

        On April 28, 2003, Cascades announced an annual quarterly dividend of $0.04 per Common Share. The dividend was payable as follows:

Record Date	Payment Date
May 30, 2003	June 13, 2003
September 3, 2003	September 17, 2003
December 3, 2003	December 17, 2003
March 3, 2004	March 17, 2004

Item 6—Management's Discussion and Analysis of Financial Position and Operating Results

6.1   Quarterly Consolidated Financial Results
(in millions of dollars except per share amounts)

2003	1er	2[e]	3[e]	4[e]	TOTAL
Sales	899	873	840	837	3 449
Operating income	35	29	31	10	105
Net earnings	16	29	4	6	55
Per Common Share	0,19 $	0,36 $	0,04 $	0,07 $	0,66 $
Fully diluted per Common Share	0,19 $	0,36 $	0,04 $	0,07 $	0,66 $
Cash flow form operations	45	45	37	39	166
2002	1er	2[e]	3[e]	4[e]	TOTAL
Sales	851	912	933	895	3 591
Operating income	71	75	74	65	285
Net earnings	55	40	34	40	169
Per Common Share	0,67 $	0,50 $	0,41 $	0,49 $	2,07 $
Fully diluted per Common Share	0,67 $	0,49 $	0,40 $	0,49 $	2,05 $
Cash flow form operations	69	82	85	77	313

        Management's discussion and analysis of financial position and operating results for the year ended December 31, 2003 is contained in Cascades' 2003 Annual Report under the heading "Management's Discussion and Analysis of Financial Position and Operating Results" on p.p. 15 to 29, which section is incorporated by reference herein.

        To complete the financial analysis, reference is made to the consolidated financial statements for the years ended December 31, 2003 and 2002, to the summary of accounting policies and the notes to the consolidated financial statements contained in Cascades' 2003 Annual Report, p.p. 31 to 69, which consolidated financial statements, summary and notes are incorporated by reference herein.

Item 7—Market for Securities

        Cascades' Common Shares are traded on the Toronto Stock Exchange under the "CAS" symbol.

Item 8—Directors, Officers and Committees

8.1   Directors and Officers

        The following table sets forth the name, the municipality of residence, the position held with the Company and the principal occupation of each Director and Senior Officer of Cascades, as well as the number of Common Shares directly owned or over which control or direction is exercised by each Director or Senior Officer as of March 10, 2004. The Directors are elected at the Annual General Meeting of Shareholders for a one-year term. The last Annual General Meeting of Shareholders was held on May 4, 2004.

Name and municipality of residence	Position and principal occupation	Director(1) and/or Senior Officer(2) since	Number of shares held or controlled

Bernard Lemaire Kingsey Falls, Québec	Chairman of the Board of the Company and Chairman and Chief Executive Officer of Boralex Inc.	1964(1)(2)	13 914 152(3)
Laurent Lemaire Warwick, Québec	Executive Vice Chairman of the Board of the Company	1964(1)(2)	11 505 638(4)
Alain Lemaire Kingsey Falls, Québec	President and Chief Executive Officer of the Company	1967(1)(2)	4 429 424(5)
Martin P. Pelletier Sillery, Québec	Consultant in pulp and paper	1982(1)	68 054
Paul R. Bannerman Montréal, Québec	Chairman of the Board of Etcan International inc. (sales agency)	1982(1)	663 044
André Desaulniers Andorre, Europe	Director of companies	1982(1)	22 000(6)
Jacques Aubert Ham-Nord, Québec	Chairman of the Board and Chief Executive Officer of Junex inc. (oil and gas exploration company)	1990(1)	6 643
Norman Boisvert Kingsey Falls, Québec	Vice-President, Administration of the Company	1992(1) 1991(2)	6 875
Louis Garneau St-Augustin-de-Desmaures, Québec	President of Louis Garneau Sports Inc. (sports clothing manufacturer)	1996(1)	2 018
Sylvie Lemaire Otterburn Park, Québec	President of Fempro Inc. (manufacturer feminine hygiene products)	1999(1)	4 000
Michel Desbiens Beaconsfield, Québec	Consultant and Director of Companies	2001(1)	2 000
Laurent Verreault Pompano Beach, Floride	President and Chief Executive Officer of Groupe Laperrière & Verreault Inc. (manufacturer of engineered equipment)	2001(1)	8 570

Robert Chevrier(8) Île des Soeurs, Québec	President of Société de Gestion Roche Inc. (holding and investment company)	2003(1)	5 000(7)
David McAusland(9) Beaconsfield, Québec	Senior Vice-President, Mergers and Acquisitions and Chief Legal Officer, Alcan Inc. (aluminium and packaging company)	2003(1)	2 000
André Belzile Drummondville, Québec	Vice-President and Chief Financial Officer of the Company	1992(2)	15 347
Alain Ducharme Kingsey Falls, Québec	Vice-President, Management of the Company	1992(2)	11 405
Robert F. Hall Sherbrooke, Québec	Vice-President Legal Affairs and Corporate Secretary of the Company	1994(2)	3 799
Claude Cossette Kingsey Falls, Québec	Vice-President, Human Resources of the Company	1998(2)	1 523
Jean-Luc Bellemare Kingsey Falls, Québec	Vice-President, Information Technologies of the Company	1999(2)	1 000
Thomas Roberts(10) Saint-Lazare, Québec	Vice-President, Business development of the Company	2003(2)	1 000
Allan Hogg(11) Kingsey Falls, Québec	Corporate Controller and Treasurer of the Company	2003(2)	4 456
François Chagnon(12) Blainville, Québec	Vice-President, Purchasing of the Company	2004(2)	100

(*)
Common Shares of the Company held directly or indirectly

(1)
Date of election as Director of the Company.

(2)
Date of appointment as Officer of the Company.

(3)
Indirectly held through holding companies of which Mr. Bernard Lemaire is the sole voting shareholder.

(4)
Directly or indirectly held by Gestion Laurent Lemaire Inc., of which Mr. Laurent Lemaire is the sole voting shareholder.

(5)
Directly or indirectly held by Gestion Alain Lemaire Inc., of which Mr. Alain Lemaire is the sole voting shareholder.

(6)
Directly or indirectly held by Pyrénées Capital ltd., of which Mr. André Desaulniers is the sole voting shareholder.

(7)
Directly of indirectly held by Société de Gestion Roche Inc. of which Mr. Robert Chevrier is the sole voting shareholder.

(8)
Since March 2001, Mr. Robert Chevrier has held the position of President of Société de Gestion Roche Inc. During the period between November 1993 and March 2001, he held the position of Chairman, President and Chief Executive Officer of Westburne Inc.

(9)
Since the fall of 2000, Mr. David McAusland has held the position of Senior Vice-President, Mergers and Acquisitions, and Chief Legal Officer of Alcan Inc. During the period between May 1999 and the fall of 2000, he held the position of Vice-President, Legal Affairs and Corporate Secretary of Alcan Aluminium Limited. During the period between 1988 and 1999, he held the position of Managing Partner of Byers Casgrain (now Fraser, Milner, Casgrain).

(10)
Since June 2003, Mr. Thomas Roberts has held the position of Vice-President, Business Development of the Company. From May 1999 to May 2003, he was Vice-President, sales and marketing for the moulded pulp division of Cascades Specialty Products Group.

(11)
Mr. Allan Hogg has been in the employ of Cascades since December 1990 and has held the positions of Assistant Controller and Corporate Controller. Since April 2003, he has held the position of Corporate Controller and Treasurer.

(12)
Mr. François Chagnon joined Cascades on January 5, 2004 as Vice-President, Purchasing. From 1999 to 2001, he was Vice-President, Administration of Bell Helicopter Texon Canada.; from 2001 to 2002, he held the position of Vice-President, Development—transport material for Société Générale de Financement du Québec and from 2002 to 2003, was President and Chief Executive Officer of SGF Transport Inc.

8.2   Committees

        The following chart represents the list of the Committees of the

        Board of Directors and their members:

Committee	Members
Administrative	Bernard Lemaire Laurent Lemaire Alain Lemaire Norman Boisvert
Audit	André Desaulniers Laurent Verreault Robert Chevrier
Human Resources	Louis Garneau Michel Desbiens Norman Boisvert
Environmental, Health and Safety	Martin P. Pelletier Jacques Aubert
Corporate Governance	André Desaulniers Michel Desbiens David McAusland

Item 9—Additional information

        Additional information, including Directors' and Senior Officers' remuneration and indebtedness, principal holders of the securities of Cascades and options to purchase securities, and interests of insiders in material transactions, if any, is contained in the Management Proxy Circular dated March 10, 2004 for the annual shareholders meeting.

        Also, additional financial information pertaining to the fiscal year ended December 31, 2003 is contained in Cascades' 2003 Annual Report.

        In addition, the following documents may be obtained, upon written request, from the Company's Corporate Secretary:

  (a)
  when Cascades is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

  i)
  one copy of the latest Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

  ii)
  one copy of the latest Annual Report of the Company, a copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying Auditors' report, and the Management's Discussion and Analysis of Financial Position and Operating Results and one copy of any interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

  iii)
  one copy of the Company's Management Proxy Circular in respect of its most recent Annual General Meeting of Shareholders during which Directors were elected; and

  iv)
  one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

  (b)
  at any other time, the documents referred to above, provided the Company reserves the right to request the payment of a reasonable fee if the request is made by a person or company who is not a security holder of Cascades.

        The documents mentioned above are available from the Corporate Secretary of the Company at the following address:

    Cascades Inc.
    Corporate Secretary
    404 Marie-Victorin Blvd., P.O. Box 30
    Kingsey Falls, Québec
    J0A 1B0

    Telephone: (819) 363-5100
    Telecopier: (819) 363-5127
    or on the Company's web site address:     www.cascades.com
    or on SEDAR:     www.sedar.com

QuickLinks

  Exhibit 99.1
ANNUAL INFORMATION FORM
For the year ended December 31, 2003 May 7, 2004
Table of contents
Documents Incorporated by reference